UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Cyanotech Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

232437-301
(CUSIP Number)

Michael A. Davis 1621 Juanita Lane, Tiburon, California 94920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael A. Davis (“Davis”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

447,761 (1)
	8	SHARED VOTING POWER

506,250(2)
	9	SOLE DISPOSITIVE POWER

447,761 (1)
	10	SHARED DISPOSITIVE POWER

506,250 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

954,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1) This amount consists of 12,119 shares held by Davis and 435,642 shares held by the Revocable Trust.

(2) This amount consists of: 31,250 shares held by Davis’ spouse, Johnstone; 75,000 shares held for the benefit of Davis and Johnstone’s child, Nyracai Davis, in the Nyracai Trust; 75,000 shares held for the benefit of Davis and Johnstone’s child, Nettizanne J. Davis, in the Nettizanne Trust; 25,000 shares held by Davis and Johnstone as UTMA custodians for their child; and 300,000 shares held by Skywords, of which Davis is a co-director.

(3) Based on 5,668,881 total shares outstanding on February 7, 2017 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2016.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Janet J. Johnstone (“Johnstone”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

31,250 (1)
	8	SHARED VOTING POWER

337,119(2)
	9	SOLE DISPOSITIVE POWER

31,250 (1)
	10	SHARED DISPOSITIVE POWER

337,119(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

368,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1) This amount consists of 31,250 shares held by Johnstone.

(2) This amount consists of: 12,119 shares held by Johnstone’s spouse, Davis; 25,000 shares held by Davis and Johnstone as UTMA custodians for their child; and 300,000 shares held by Skywords of which Johnstone is a co-director.

(3) Based on 5,668,881 total shares outstanding on February 7, 2017 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2016.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nyracai Davis Irrevocable Trust (the “Nyracai Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

75,000 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

75,000 (1)
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) This amount is held directly by the Nyracai Trust.

(2) Based on 5,668,881 total shares outstanding on February 7, 2017 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2016.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nettizanne J. Davis Irrevocable Trust (the “Nettizanne Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

75,000 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

75,000 (1)
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) This amount is held directly by the Nettizanne Trust.

(2) Based on 5,668,881 total shares outstanding on February 7, 2017 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2016.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rudolf Steiner Foundation, Inc. (“RSF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

917,133
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

917,133
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

917,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) All shares of Common Stock beneficially owned by RSF were received by grant or unrestricted gift from Skywords or purchases on its own behalf. The 150,000 of the 917,133 shares reported by RSF as beneficially owned were granted to RSF by Skywords pursuant to a Grant Award, dated March 17, 2017 (the “GA”).

(2) Based on 5,668,881 total shares outstanding on February 7, 2017 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2016.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Michael Arlen Davis Revocable Trust (the “Revocable Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

435,642 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

435,642 (1)
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

435,642 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) This amount is held directly by the Revocable Trust.

(2) Based on 5,668,881 total shares outstanding on February 7, 2017 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2016.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Skywords Family Foundation Inc. (“Skywords”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

300,000 (2)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

300,000 (2)
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) All shares acquired by Skywords were acquired by gift.

(2) This amount is held directly by Skywords.

(3) Based on 5,668,881 total shares outstanding on February 7, 2017 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2016.

Item 1. Security and Issuer

This Amendment No. 2 (this “Amendment”) to Schedule 13D relates to the common stock (the “Common Stock”) of Cyanotech Corporation (“Cyanotech” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by Davis, The Michael Arlen Davis Charitable Lead Annuity Trust (the “Charitable Trust”) and the Revocable Trust on September 21, 2016 (the “Original Filing”) and amended on December 20, 2016 (the “First Amendment” and together with the Original Filing, the “Schedule 13D”)). The items below modify the information disclosed under the corresponding item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. The executive office of the Issuer is located at 73-4460 Queen Kaahumanu Hwy. #102, Kailua-Kona, HI 96740.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby replaced as follows:

(a) This Schedule 13D is being filed by the following beneficial owners of Common Stock of the Issuer (each such owner, a “Reporting Person”):

(i)	Davis, an individual, with respect to the Common Stock of the Issuer held by each of: Davis, Johnstone, the Revocable Trust, the Nettizanne Trust, the Nyracai Trust, Skywords and Davis and Johnstone as UTMA custodians for their child;

(ii)	Johnstone, an individual, with respect to the Common Stock of Issuer owned by each of: Johnstone, Davis, Skywords and Davis and Johnstone as UTMA custodians for their child;

(iii)	Nyracai Trust, a trust, with respect to the Common Stock of the Issuer held directly by it;

(iv)	Nettizanne Trust, a trust, with respect to the Common Stock of the Issuer held directly by it;

(v)	Revocable Trust, a revocable trust formed under and governed by the laws of California, with respect to the Common Stock of the Issuer held directly by it;

(vi)	Skywords, a Delaware non-profit, non-stock corporation, with respect to the Common Stock of the Issuer held directly by it; and

(vii)	RSF, a New York not-for-profit corporation, with respect to the Common Stock of the Issuer held directly by it.

As disclosed in the First Amendment, the Charitable Trust distributed all of the Common Stock of the Issuer it beneficially owned to Skywords on December 16, 2016.

(b) The address of Davis, Johnstone, the Revocable Trust, the Nettizanne Trust, the Nyracai Trust and Skywords is: 1621 Juanita Lane Tiburon, California 94920. The address of RSF is 1002 O’Reilly Avenue, San Francisco, CA 94129.

(c)	Davis: a private investor.

Johnstone: a private investor.

Nyracai Trust: a trust.

Nettizanne Trust: a trust.

Revocable Trust: a trust.

Skywords: a Delaware not-for-profit corporation, recognized as tax-exempt under Internal Revenue Code Section 501(c)(3). Davis and Johnstone serve as the directors, and Davis serves as the sole officer (President).

RSF: a New York not-for-profit corporation, recognized as tax-exempt under Internal Revenue Code Section 501(c)(3).

(d) – (e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Davis and Johnstone are citizens of the United States.

Item 3. Source of Funds

Item 3 of the Schedule 13D is hereby supplemented as follows:

All shares of Common Stock of the Issuer beneficially owned by RSF were received by grant or unrestricted gift from Skywords or purchases on its own behalf. The 150,000 of the 917,133 shares reported by RSF as beneficially owned were granted to RSF pursuant to the GA. The actual grant of the 150,000 shares of the Common Stock of the Issuer from Skywords to RSF pursuant to the GA will be made within two trading days after neither Skywords nor Davis is subject to any “blackout period” or trading restrictions, if any, established by the Issuer applicable to either Skywords or Davis with respect to the Common Stock of the Issuer.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented and amended as follows:

This Amendment is being made to disclose the formation of a “group” comprised of RSF, Skywords and Davis within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of the Issuer, as well as to update the holdings and percentages previously disclosed in the Schedule 13D. The formation of a “group” comprised of RSF, Skywords and Davis is pursuant to the GA which provides, among other things, that (i) RSF will not sell, transfer or otherwise dispose of any of the Common Stock of the Issuer it beneficially owns unless such sale, transfer or other disposition is consummated in compliance with the safe harbor provided by Rule 144 promulgated under the Securities Act of 1933, as amended, and RSF, upon written request, would provide a written representation letter to the Issuer containing the necessary information to permit the Issuer’s counsel to issue a written legal opinion to that effect; and (ii) RSF will not sell, transfer or otherwise dispose of any of the Common Stock of the Issuer unless RSF provides concurrent written notice to Skywords and the Issuer at least three (3) days prior to the consummation of any such sale, transfer or other disposition. The GA states that all shares of Common Stock of the Issuer granted (or purchased by RSF with funds granted) by Skywords prior to the date of the GA and pursuant to the GA (collectively, the “Shares”) may be used only for RSF’s charitable and educational activities. While Skywords understands that RSF may participate in the public policy process, consistent with its tax-exempt status, RSF may not use any proceeds from such shares to influence the outcome of any public election or to carry on any voter registration drive. Skywords may request that RSF return the Shares upon material deviation by RSF from the purpose of the grant.

The actual grant of the 150,000 shares of the Common Stock of the Issuer from Skywords to RSF pursuant to the GA will be made within two trading days after neither Skywords nor Davis is subject to any “blackout period” or trading restrictions, if any, established by the Issuer applicable to either Skywords or Davis with respect to the Common Stock of the Issuer.

The GA does not give Skywords, Davis, Johnstone, the Revocable Trust, the Nyracai Trust or the Nettizanne Trust direct or indirect voting, investment or dispositive control over the Common Stock of the Issuer beneficially owned by RSF and as reported herein. Accordingly, each of Skywords, Davis, Johnstone, the Revocable Trust, the Nyracai Trust and the Nettizanne Trust disclaims any beneficial ownership in any Common Stock of the Issuer beneficially owned by RSF and as reported herein.

Other than as set forth in this Item 4, none of the Reporting Persons have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4.

The Reporting Persons are making this joint filing pursuant to that certain Agreement of Joint Filing, dated March 17, 2017, by and among Skywords, Davis, Johnstone, the Revocable Trust, the Nyracai Trust, the Nettizanne Trust and RSF.

The foregoing description of the GA is qualified in its entirety by reference to the complete text of the GA which is attached as Exhibit B to this Amendment and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby replaced as follows:

Percentage interests in shares of Common Stock of the Issuer reported in this Schedule 13D are based on 5,668,881 total shares of Common Stock outstanding on February 7, 2017 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2016.

(a)	Davis: 954,011 shares (16.8%), which is inclusive of 435,642 shares held directly by the Revocable Trust, 300,000 shares held directly by Skywords, 31,250 shares held directly by Johnstone, 75,000 shares held directly by the Nyracai Trust, 75,000 shares held directly by the Nettizanne Trust, and 25,000 shares held by Davis and Johnstone as UTMA custodians for their child.

Skywords: 300,000 shares (5.3%).

RSF: 917,133 shares (16.2%).

Davis, Skywords and RSF as a group: 1,871,144 shares (33.0%).

The GA does not give Skywords, Davis, Johnstone, the Revocable Trust, the Nyracai Trust or the Nettizanne Trust direct or indirect voting, investment or dispositive control over the Common Stock of the Issuer beneficially owned by RSF and as reported herein. Accordingly, each of Skywords, Davis, Johnstone, the Revocable Trust, the Nyracai Trust and the Nettizanne Trust disclaims any beneficial ownership in any Common Stock of the Issuer beneficially owned by RSF and as reported herein.

(b)	Davis has the sole power to vote and dispose of 447,761 shares with 12,119 shares held directly by Davis and 435,642 shares held directly by the Revocable Trust, of which Davis is the sole trustee.

Davis may be deemed to share the power to vote and dispose of 506,250 shares of Common Stock as follows:

●	31,250 shares of Common Stock held directly by Johnstone, Davis’s spouse;
●	25,000 shares of Common Stock held directly by Davis and Johnstone as UTMA custodians for their child, of which Davis and Johnstone are co-trustees;
●	300,000 shares of Common Stock held directly by Skywords, of which Davis is a co-director;
●	75,000 shares held by the Nyracai Trust, of which Davis and Wells Fargo are co-trustees; and
●	75,000 shares held by the Nettizanne Trust, of which Davis and Wells Fargo are co-trustees.

Davis and Johnstone have shared power to vote and dispose of 300,000 shares held by Skywords as Davis and Johnstone are co-directors of Skywords and 25,000 shares held by Davis and Johnstone as UTMA custodians for their child of which they are co-trustees.

Revocable Trust has the sole power to vote and dispose of 435,642 shares, of which Davis is the sole trustee.

RSF has the sole power to vote and dispose of 917,133 shares.

Johnstone’s residence is 1621 Juanita Lane, Tiburon, California 94920. Johnstone is a documentary filmmaker. She has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a United States citizen.

Applicable information required by Item 2 with respect to Wells Fargo & Company, who may be deemed to share voting power and/or share dispositive power with Davis over the shares of Common Stock of the Issuer held by the Nyracai Trust and the Nettizanne Trust due to Wells Fargo & Company being a co-trustee of such trusts:

Wells Fargo & Company’s principal place of business is 420 Montgomery Street, San Francisco, CA 94104. The Reporting Persons do not have sufficient knowledge of Wells Fargo & Company to determine if during the last five years, it has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Please refer to public filings made by Wells Fargo & Company with respect to the Common Stock of the Issuer. Wells Fargo & Company was organized in Delaware.

(c)

Skywords granted the right for RSF to receive 150,000 shares of Common Stock of the Issuer on March 17, 2017 pursuant to the GA. The actual grant of the 150,000 shares of the Common Stock of the Issuer from Skywords to RSF pursuant to the GA will be made within two trading days after neither Skywords nor Davis is subject to any “blackout period” or trading restrictions, if any, established by the Issuer applicable to either Skywords or Davis with respect to the Common Stock of the Issuer.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented and amended as follows:

The information set forth in Item 4 of this Agreement and the text of the GA are incorporated into Item 6 of the Schedule 13D by reference. The Reporting Persons are not parties to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented and amended as follows:

Exhibit A – Agreement of Joint Filing, dated March 17, 2017, by and among Davis, Johnstone, RSF, Skywords, the Revocable Trust, the Nyracai Trust and the Nettizanne Trust.

Exhibit B –Grant Award, dated March 17, 2017, by and among Skywords, RSF and Davis.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2017

Michael A. Davis

By:	/s/ Michael A. Davis
Michael A. Davis

Janet J. Johnstone

By:	/s/ Janet J. Johnstone
Janet J. Johnstone

Rudolf Steiner Foundation, Inc.

By:	/s/ John Bloom
John Bloom
Its:	Vice President, Rudolf Steiner Foundation

Skywords Family Foundation Inc.

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Director

Michael Arlen Davis Revocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Nyracai Davis Irrevocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Nettizanne J. Davis Irrevocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit A – Agreement of Joint Filing, dated March 17, 2017, by and among Davis, RSF, Skywords and the Revocable Trust.

Exhibit B – Grant Award, dated March 17, 2017 by and between Skywords, RSF and Davis.

Exhibit A

Agreement of Joint Filing

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned, Michael A. Davis, Janet J. Johnstone, Rudolf Steiner Foundation, Inc., Skywords Family Foundation Inc., Michael Arlen Davis Revocable Trust, Nyracai Davis Irrevocable Trust and Nettizanne J. Davis Irrevocable Trust hereby agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is attached as an exhibit (and any further amendment filed by any two or more of the undersigned). The undersigned acknowledge that each filer shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.

This Agreement of Joint Filing may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: March 17, 2017

Michael A. Davis

By:	/s/ Michael A. Davis
Michael A. Davis

Janet J. Johnstone

By:	/s/ Janet J. Johnstone
Janet J. Johnstone

Rudolf Steiner Foundation, Inc.

By:	/s/ John Bloom
John Bloom
Its:	Vice President, Rudolf Steiner Foundation

Skywords Family Foundation Inc.

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Director

Michael Arlen Davis Revocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Nyracai Davis Irrevocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Nettizanne J. Davis Irrevocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Exhibit B

 [GRANT AGREEMENT]

Skywords Family Foundation

Grant Award

Date of Agreement:	March 17, 2017

Parties to Agreement:	Rudolf Steiner Foundation, a New York not-for-profit corporation (“Grantee”), Skywords Family Foundation Inc., a Delaware nonprofit non-stock corporation (“Skywords”) and Michael A. Davis (“Davis”)

Grantee Fund:	The grant will be credited to The Filigreen Endowment of Ginungagap Foundation Living Capital Fund

Grantor:	Skywords Family Foundation, Inc.

Purpose of Grant:	To assist Grantee to fulfill its stated charitable mission of creating financial relationships that are focused on long-term social, economic and ecological benefit

Total Amount of Grant:	150,000 shares of common stock (the “Granted Shares”) of
Cyanotech Corporation, a Nevada corporation (“Cyanotech”), with a value at the date of grant of $577,500 (based on the closing price of the Cyanotech common stock on the prior trading day) together with a cash grant of $500,000

Award Date:	The grant of the Granted Shares and the cash will be made within 2 trading days after neither Skywords nor Davis is subject to any “blackout period” or trading restrictions, if any, established by Cyanotech applicable to either Skywords or Davis with respect to Cyanotech’s common stock

This grant is awarded by Skywords, subject to the following terms and conditions:

1.	Grantee confirms that it is an organization that is currently recognized by the Internal Revenue Service (the “IRS”) as a public charity under sections 501(c)(3) and 509(a)(l), (2), or (3) of the Internal Revenue Code (the “Code”), and Grantee will inform Skywords immediately of any change in, or IRS proposed or actual revocation (whether or not appealed) of, its tax status described above.

2.	This grant together with all shares of common stock of Cyanotech donated (or purchased by Grantee with funds donated) by Skywords prior to the date of this grant (collectively, the “Cyanotech Shares”) may be used only for Grantee’s charitable and educational activities. While Skywords understands that Grantee may participate in the public policy process, consistent with its tax-exempt status, Grantee may not use any proceeds from the Granted Shares or the Cyanotech Shares or any portion of the cash award to influence the outcome of any public election or to carry on any voter registration drive. This grant must be used for the purpose as identified above, and may not be expended for any other purposes without Skywords’ prior written approval. Skywords may request that Grantee return the Granted Shares upon material deviation by Grantee from the purpose of the grant.

3.	With a view of promoting the orderly disposition of shares of common stock of Cyanotech by Grantee, this grant is further conditioned on Grantee agreeing to Skywords’ conditions as follows:

(A)it will not sell, transfer or otherwise dispose of any of the Granted Shares or the Cyanotech Shares unless such sale, transfer or other disposition is consummated in compliance with the safe harbor provided by Rule 144 promulgated under the 1933 Act, and Grantee, upon written request, provides a written representation letter to Cyanotech containing the necessary information to permit Cyanotech’s counsel to issue a written legal opinion that such sale, transfer or other disposition is consummated in compliance with the safe harbor provided by Rule 144 promulgated under the 1933 Act; and

(B) it will not sell, transfer or otherwise dispose of any of the Granted Shares or the Cyanotech Shares unless Grantee provides concurrent written notice to Skywords and Cyanotech at least three (3) days prior to the consummation of any such sale, transfer or other disposition.

4.	Skywords, Davis and Grantee recognize that, pursuant to this Grant Award, they are deemed to have formed a ‘group’ within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the Granted Shares and the Cyanotech Shares and agree to make available to the other parties hereto such information as is necessary or related to securities filings with respect to such ‘group’. Other than the express provisions contained in this Grant Award, the parties hereto acknowledge and agree that there are no prior or current agreements relating to Cyanotech common stock among Skywords and any of its affiliates, including any of its officers or directors; Davis; and Grantee and any of its affiliates, including any of its officers or directors.

5.	Grantee will provide to Skywords an annual report and audited financial statements as soon as they are available after the end of Grantee’s current fiscal year.

6.	Grantee will provide promptly such additional information, reports and documents as Skywords may request and will allow Skywords and its representatives to have reasonable access during regular business hours to files, records, accounts or personnel that are associated with this grant, for the purpose of making such financial reviews, verifications or program evaluations as may be deemed reasonably necessary by Skywords.

7.	Grantee will allow Skywords to review and approve the text of any proposed publicity concerning this grant prior to its release; provided that Skywords’ approval will not be unreasonably withheld. If this grant or any prior grants made by Skywords are to be used for a film, video, book, or other such product, Skywords reserves the right to request a screening or preview of the product, during the final production stages, before deciding whether or not to be credited as a funder of the product.

8.	Skywords hereby assigns rights, obligations and responsibilities to Davis, as the president of Skywords and in his individual capacity, to ensure compliance with the covenants of Grantee to Skywords as set forth in this Grant Award, and Grantee hereby consents to such assignment.

9.	This Grant Award shall be governed by and construed in accordance with the laws of the State of California applicable to contracts entered into between California residents and wholly to be performed in California. This grant award constitutes the entire agreement between the parties. This grant award may not be modified or amended, and no provision waived, without the prior written consent of the party against whom enforcement of the amendment or waiver is sought. This grant award shall remain effective until the earlier of (i) the date on which Grantee ceases to own any Granted Shares or Cyanotech Shares and (ii) the written agreement of the parties hereto to terminate this grant award. If any provision contained in this agreement is determined to be void, illegal or unenforceable, in whole or in part, then the other provisions contained herein shall remain in full force and effect as if the provision that was determined to be void, illegal, or unenforceable had not been contained herein. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It is further understood and agreed that a copy of this signed agreement shall be as binding as the signed original of the agreement.

10.	Any controversy, dispute or claim arising out of or relating to this agreement or breach thereof shall first be settled through good-faith negotiation. If the dispute cannot be settled through negotiation, the parties agree to attempt in good faith to settle the dispute by mediation administered by JAMS. If the parties are unsuccessful at resolving the dispute through mediation, the parties agree to arbitration administered by JAMS pursuant to its Comprehensive Arbitration Rules & Procedures, which the parties have reviewed to the extent they deem appropriate. The parties expressly waive their rights, if any, to have such matters heard by a court or a jury, whether state or federal. Any arbitration shall be held in San Francisco, California. The parties shall equally split the cost of arbitration. The prevailing party shall be entitled to recover attorneys’ fees and costs. Judgment on an arbitration award may be entered either in San Francisco Superior Court or the U.S. District Court for the Northern District of California.

Grantee’s acceptance of the Granted Shares and cash will constitute its agreement to the terms and conditions set forth above. However, for Skywords’ files, please have the enclosed copy of this agreement reviewed and signed where indicated by an authorized officer of Grantee and then returned to us within three weeks of receipt of this agreement. We recommend that Grantee have this agreement reviewed by legal counsel prior to acceptance and agreement.

[Signature Page to Follow]

On behalf of Skywords, I agree to make the grant of Granted Shares and cash to Grantee pursuant to the foregoing terms and conditions, and hereby certify my authority to execute this agreement on Skyword’s behalf.

Signature:	/s/ Michael A. Davis
Printed Name:	Michael A. Davis
Title:	President, Skywords Family Foundation Inc.
Date:	March 17, 2017

On behalf of Grantee, I understand and agree to the foregoing terms and conditions of Skywords’ grant, and hereby certify my authority to execute this agreement on Grantee’s behalf.

Signature:	/s/ John Bloom
Printed Name:	John Bloom
Title:	Vice President
Date:	March 17, 2017

I, Michael A. Davis, understand and agree to the foregoing terms and conditions, and specifically accept the assignment of enforcement rights as set forth in Section 8.

Signature:	/s/ Michael A. Davis
Printed Name:	Michael A. Davis
Date:	March 17, 2017

[Signature Page to Grant Agreement]